SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              ------------------

                                SCHEDULE 14D-9

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                              (Amendment No. 17)
                              ------------------
                                   TRW INC.
                           (Name of Subject Company)


                                   TRW INC.
                     (Name of Person(s) Filing Statement)


                   Common Stock, Par Value $0.625 Per Share
       Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                        (Title of Class of Securities)

                                   872649108
                                   872649504
                                   872649603
                     (CUSIP Number of Class of Securities)

                               -----------------

                              William B. Lawrence
            Executive Vice President, General Counsel and Secretary
                                   TRW Inc.
                              1900 Richmond Road
                             Cleveland, Ohio 44124
                                (216) 291-7000

  (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                With copies to:

                              Peter Allan Atkins
                                Eric L. Cochran
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

         This Amendment No. 17 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15, 2002, April
17, 2002, April 19, 2002, April 24, 2002, May 1, 2002, May 3, 2002, May 6,
2002, May 7, 2002, May 31, 2002 and June 17, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

Item 8.  The Solicitation or Recommendation.

Item 8(b) is hereby amended by adding the following disclosure at the end of such subsection:

         On June 18, 2002, TRW issued a press release announcing the acquisition by Goodrich Corporation of TRW's Aeronautical Systems business (formerly Lucas Aerospace), a copy of which is incorporated by reference and attached as Exhibit (a)(29) hereto.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(29)           Press Release issued by TRW on June 18, 2002.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     TRW INC.


                                     By:      /s/ William B. Lawrence
                                         -------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary



Dated:  June 19, 2002


Exhibit (a)(29)

News Release                                 TRW Inc.           [TRW Logo]
                                             1900 Richmond Road
                                             Cleveland, OH 44124



    For Immediate Release           Contact
                                    Ron Vargo, TRW Investor Relations
                                    216.291.7506
                                    or
                                    Paul Gifford, Goodrich Investor Relations
                                    704-423-5517

                                    Jay McCaffrey, TRW Media
                                    216.291.7179
                                    or
                                    Patty Meinecke, Goodrich Media
                                    704-423-7060

     TRW TO SELL AERONAUTICAL SYSTEMS BUSINESS
     TO GOODRICH CORPORATION FOR $1.5 BILLION

     CLEVELAND, June 18, 2002 -- TRW Inc. (NYSE: TRW) today announced that it has reached a definitive agreement under which Goodrich Corporation (NYSE: GR) will acquire TRW's Aeronautical Systems business (formerly Lucas Aerospace) for $1.5 billion in cash.

     It is expected that the sale of TRW's Aeronautical Systems business, which is subject to customary U.S. and European regulatory approvals, will close by the early fourth quarter of 2002. Proceeds will be used to reduce debt. During the transition period prior to closing, TRW will remain fully committed to meeting its customers' needs.

     "We are very pleased with the successful sale of our Aeronautical Systems business," said Philip A. Odeen, TRW Chairman. "The Aeronautical Systems business is recognized worldwide for its quality, service and engineering expertise, and is a leader in its respective markets. These achievements were made possible by the thousands of dedicated employees who have worked so hard to make this business truly world class. Goodrich, a premier aerospace enterprise with leading global market positions and world-class products, is an excellent fit for this business. We believe the combination will benefit our customers and our employees, as well as Goodrich and its shareholders.

     "Our previously announced value enhancement plan calls for the creation of two appropriately capitalized, pure play, independent companies: TRW Automotive Inc. and one that comprises TRW's remaining Systems and Space & Electronics businesses. Both would be leaders in their respective industries. Proceeds from the sale of Aeronautical Systems will enable TRW to accelerate its debt reduction program and pave the way for the separation of the automotive business in a tax-efficient manner," Odeen said.

     TRW reiterated that in addition to pursuing its value enhancement plan, the Company continues to explore other strategic alternatives to enhance shareholder value. At present, the company is in the process of sharing confidential information with several interested parties. Ultimately, TRW's Board of Directors will choose the path that it believes is in the best interest of TRW shareholders.

     With the announcement of the sale, TRW will report Aeronautical Systems as a discontinued operation. Reflecting the sale of the Aeronautical Systems business, TRW's operating earnings per share from continuing operations in the second quarter of 2002 are expected to be $0.98 to $1.00, excluding unusual items. TRW expects to update its guidance for the year at the time of its second quarter earnings release.

     With sales of $1.1 billion in 2001, TRW Aeronautical Systems is a leading supplier to all major civil and military aerospace programs in the Western world. It is based in Solihull, U.K. and has manufacturing facilities and other operations in nine countries worldwide. The business employs approximately 6,200 people.

     TRW's Aeronautical Systems business' products and services include: aircraft engine and flight controls, cargo handling systems, power generation and management, missile actuation, nacelle actuation, hoists and winches, flexible shafts and couplings, and comprehensive aftermarket support. It also provides innovative aftermarket service programs, including asset management and service-level guarantees for a number of commercial airlines.

     TRW Inc., with 2002 sales of more than $16 billion, provides advanced-technology products and services for the automotive, aerospace, and systems markets. The company's news releases are available through TRW's corporate Web site www.trw.com.

     This press release contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company's control. Further, the Company's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that the sale of the aeronautical systems business will be consummated, or that it will be consummated in the time-frame indicated; (ii) that the Company will complete the spin off of its automotive business or that such spin-off will be complete by the end of the fourth quarter 2002;
     (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; or (v) that the Company's strategy will deliver any particular level of value to TRW shareholders. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.



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